UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Assurant, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Titles of Class of Securities)

04621X108

(CUSIP Number)

Adam Fliss

TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04621X108	SCHEDULE 13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS TPG Advisors VI-AIV, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 8,869,230 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 8,869,230 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,869,230 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation assumes that there is a total of 62,560,598 shares of Common Stock (as defined below) outstanding as of August 31, 2018, as reported in the Prospectus Supplement filed by the Issuer (as defined below) with the Securities and Exchange Commission (the “Commission”) on September 12, 2018.

CUSIP No. 04621X108	SCHEDULE 13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 8,869,230 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 8,869,230 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,869,230 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation assumes that there is a total of 62,560,598 shares of Common Stock outstanding as of August 31, 2018, as reported in the Prospectus Supplement filed by the Issuer with the Commission on September 12, 2018.

CUSIP No. 04621X108	SCHEDULE 13D	Page 4 of 8 Pages

.

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 8,869,230 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 8,869,230 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,869,230 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation assumes that there is a total of 62,560,598 shares of Common Stock outstanding as of August 31, 2018, as reported in the Prospectus Supplement filed by the Issuer with the Commission on September 12, 2018.

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on June 8, 2018, as amended and supplemented by Amendment No. 1 filed on June 11, 2018 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background.

This Amendment amends and restates the second paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

“TPG Advisors VI-AIV is the general partner of each of (i) TPG VI Wolverine, LP, a Cayman Islands limited partnership (“TPG VI Wolverine”), which directly holds 4,137,854 shares of Common Stock, and (ii) TPG VI Wolverine Co-Invest, LP, a Cayman Islands limited partnership (“TPG VI Wolverine Co-Invest” and, together with TPG VI Wolverine, the “TPG Funds”), which directly holds 4,731,376 shares of Common Stock.”

Item 4. Purpose of Transaction.

This Amendment amends and restates the final two paragraphs of Item 4 of the Original Schedule 13D in their entirety as set forth below:

“September 2018 Registered Offering

On September 12, 2018, the TPG Funds entered into a Stock Purchase Agreement (the “September 2018 Stock Purchase Agreement”) with the purchasers listed in Schedule 1 thereto (the “Purchasers”) pursuant to which the TPG Funds agreed to sell, and the Purchasers agreed to purchase, an aggregate of 1,200,000 shares of Common Stock at a price per share of $101.10 (the “September 2018 Registered Offering”). The September 2018 Registered Offering is expected to close on September 18, 2018.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time as permitted by the Standstill, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. Each of the TPG Funds intends to evaluate on an ongoing basis their investment in the Issuer and their options with respect to such investment, including, upon the expiration of the lock-up restrictions discussed above and set forth in the Stockholder Rights Agreement, a sale of all or a portion of their equity ownership in the Issuer. The equity interest in the Issuer’s Common Stock held by the TPG Funds is subject to the terms of the Stockholder Rights Agreement and Registration Rights Agreement described above.

References to and the description of the Stockholder Rights Agreement, Registration Rights Agreement, Stockholders Agreement and September 2018 Stock Purchase Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of the Stockholder Rights Agreement, Registration Rights Agreement, Stockholders Agreement and September 2018 Stock Purchase Agreement, respectively, copies of which are filed as exhibits hereto and incorporated by reference herein.”

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates the second paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

“(a)-(b) The following sentence assumes that there is a total of 62,560,598 shares of Common Stock outstanding as of August 31, 2018, as reported in the Prospectus Supplement filed by the Issuer with the Commission on September 12, 2018. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed

5

to beneficially own 8,869,230 shares of Common Stock, which constitutes approximately 14.2% of the outstanding shares of Common Stock.”

Item 7. Material to Be Filed as Exhibits.

This Amendment amends and supplements Item 7 of the Original Schedule 13D by adding the following:

“6. Stock Purchase Agreement, dated as of September 12, 2018, by and among TPG VI Wolverine, LP, TPG VI Wolverine Co-Invest, LP and the purchasers listed in Schedule 1 thereto.”

6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2018

TPG Advisors VI-AIV, Inc.

By:   /s/  Michael LaGatta

Name: Michael LaGatta

Title: Vice President

David Bonderman

By:   /s/ Bradford Berenson

Name: Bradford Berenson, on behalf of David Bonderman (1)

James G. Coulter

By:   /s/ Bradford Berenson

Name: Bradford Berenson, on behalf of James G. Coulter (2)

(1) Bradford Berenson is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Bonderman on April 2, 2018 (SEC File No. 005-90172).

(2) Bradford Berenson is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Coulter on April 2, 2018 (SEC File No. 005-90172).

7

INDEX TO EXHIBITS

  Agreement of Joint Filing by TPG Group Holdings (SBS) Advisors, Inc., TPG Group Advisors VI, Inc., TPG Group Advisors VI-AIV, Inc., David Bonderman and James G. Coulter, dated as of March 4, 2015 (incorporated by reference to Exhibit 1 to Schedule 13G filed with the Commission on March 4, 2015 by TPG Group Holdings (SBS) Advisors, Inc., TPG Group Advisors VI, Inc., TPG Group Advisors VI-AIV, Inc., David Bonderman and James G. Coulter).
  Amended and Restated Agreement and Plan of Merger, dated as of January 8, 2018, by and among Assurant, Inc., Spartan Merger Sub, Ltd., TWG Holdings Limited, Arbor Merger Sub, Inc. and TWG Re, Ltd. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on January 9, 2018).
  Stockholder Rights Agreement, dated as of May 31, 2018, by and among Assurant, Inc., TPG VI Wolverine, LP and TPG VI Wolverine Co-Invest, LP (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 31, 2018).
  Registration Rights Agreement, dated as of May 31, 2018, by and among Assurant, Inc., TPG VI Wolverine, LP and TPG VI Wolverine Co-Invest, LP (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 31, 2018).
  Stockholders Agreement, dated as of May 31, 2018, by and between TPG VI Wolverine, LP and TPG VI Wolverine Co-Invest, LP.
  Stock Purchase Agreement, dated as of September 12, 2018, by and among TPG VI Wolverine, LP, TPG VI Wolverine Co-Invest, LP and the purchasers listed in Schedule 1 thereto.

8